PRUDENTIAL INVESTMENT PORTFOLIOS 2
Prudential Commodity Strategies Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 12th day of February, 2018 between Prudential Investment Portfolios 2 (PIP 2), on behalf of its separate investment series, Prudential Commodity Strategies Fund (the Fund), and PGIM Investments LLC (the Manager) (formerly, Prudential Investments LLC).

WHEREAS, PIP 2 and the Manager have mutually agreed to reduce the management fee rate pursuant to which PIP 2 compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.  The management fee rate schedule applicable to the Fund appearing in Schedule A to the Management Agreement dated November 1, 2016 is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

Fund	Annual Fee Rate
Prudential Commodity Strategies Fund	0.40% on average daily net assets

2.  The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS 2

By: /s/ Stuart Parker
Name: Stuart Parker
Title:   President

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin

Title:  Executive Vice President